SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, NY 10017-3954

May 21, 2013

VIA EDGAR TRANSMISSION

Mara L. Ransom

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Office Depot, Inc.

Registration Statement on Form S-4

Filed April 9, 2013

File No. 333-187807

Dear Ms. Ransom:

On behalf of Office Depot, Inc. (“Office Depot”), we hereby submit the response of Office Depot to the comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 7, 2013 (the “Comment Letter”) relating to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”). We have revised the Registration Statement in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects these revisions and general updates. In connection with this letter and the filing of Amendment No. 1, we are sending to the Staff, by overnight courier, four courtesy copies of Amendment No. 1 marked to show changes from the Registration Statement as filed on April 9, 2013, and four clean courtesy copies of Amendment No. 1.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. The responses and information below are based upon information provided to us by Office Depot and OfficeMax Incorporated (“OfficeMax”).

General

1.	We note your disclosure that at the effective time of the first merger, each share of OfficeMax common stock issued and outstanding will be converted into one share of common stock of New OfficeMax and that the former holders of OfficeMax capital stock will own all of the outstanding shares of New OfficeMax. It does not appear that you plan to register this transaction. Please tell us how you have analyzed this transaction for purposes of compliance with Section 5 of the Securities Act of 1933, as amended. We may have further comment upon reviewing your response.

In our analysis of the Office Depot/OfficeMax transactions, we view the investment decision and disposition for value being made by OfficeMax stockholders as relating to the receipt by OfficeMax stockholders of shares of Office Depot common stock. The first merger is simply the initial step in the series of transactions effecting the proposed combination between Office Depot and OfficeMax, and the issuance of shares of New OfficeMax is merely an intermediate, transitory step that is designed to enable OfficeMax stockholders to ultimately obtain shares of Office Depot common stock. Under the merger agreement, the parties are obligated to complete all of the transactions on the closing date, and there is no possibility that shares of New OfficeMax will be retained by any OfficeMax stockholder. The intermediate, transitory step is fully disclosed in the registration statement and the joint proxy statement/prospectus included therein. OfficeMax stockholders are neither making an investment decision nor a disposition for value with respect to shares of New OfficeMax separate from the investment decision and disposition with respect to shares of Office Depot common stock, the issuance of which is being registered on the registration statement.

The intermediate, transitory nature of the step involving the issuance of New OfficeMax shares is further demonstrated by the fact that the merger agreement contemplates that shares of New OfficeMax will be held by OfficeMax stockholders for a matter of minutes. Moreover, there is no circumstance in which the first merger could be effected without the second merger also being consummated. As a practical matter, OfficeMax stockholders who receive shares of New OfficeMax will not be able to exercise any of the incidents of ownership of such securities. Certificates and other instruments representing outstanding OfficeMax securities will not be surrendered for cancellation in the first merger; instead, such certificates and other instruments will be deemed to represent New OfficeMax securities and, moments later, will be converted into the right to receive 2.69 shares of Office Depot common stock. Stockholders will not be able to retain shares of New OfficeMax or dispose of such shares in any market. Because of the short duration of record ownership of New OfficeMax shares, holders will not be entitled to vote or to receive any dividends or other distributions on such shares. OfficeMax stockholders will not be subject to any investment risk as a result of holding the New OfficeMax shares separate from any investment risk resulting from holding shares of Office Depot common stock.1

The registration statement filed by Office Depot includes full disclosure concerning the first merger and shares of New OfficeMax to be issued to OfficeMax stockholders. The joint proxy statement/prospectus included in such registration statement solicits the adoption of the merger agreement by OfficeMax stockholders, including approval of the first merger and the second merger. Requiring the registration of shares of New OfficeMax would be confusing to investors, would place undue emphasis on securities that are only transitory in nature and would not serve to provide additional information or liability protections which would be meaningful to OfficeMax stockholders in connection with the business combination with Office Depot.

[1]

Further, the rights and interests of the holders of New OfficeMax shares will be the same as those they had as holders of OfficeMax common stock. The merger agreement provides that, as of the effective time of the first merger, the certificate of incorporation and bylaws of New OfficeMax will be in the same form as the certificate of incorporation and bylaws of OfficeMax.

In our view, the issuance of shares of New OfficeMax in the first merger does not, under the circumstances, involve the offer or sale of a security within the meaning of Section 2(a)(3) of, or Rule 145 under, the Securities Act, and accordingly, such issuance need not be registered pursuant to Section 5 of the Securities Act. We note that the Staff previously has provided no-action relief from the registration provisions of the Securities Act in connection with the issuance of transitory securities as an intermediate step in a business combination where target security holders were not entitled to exercise any of the incidents of ownership of the securities at issue nor subject to any investment risk as a result of holding the transitory securities.2 In addition, the structure of the transactions contemplated by the merger agreement is substantially identical to the structure of Kinder Morgan, Inc.’s acquisition of El Paso Corporation, completed on May 25, 2012, and Leucadia National Corporation’s acquisition of Jefferies Group, Inc., completed on March 1, 2013, where the registration statements filed (related to the equivalent of the second merger) were reviewed by the Staff.

We further note for the Staff’s reference that the first merger, if completed in isolation from the other transactions under the merger agreement, could be effected under Section 251(g) of the Delaware General Corporation Law without a vote of OfficeMax stockholders. Instead, shareholder approval is required for the first merger so that, consistent with Delaware law, the subsequent conversion of OfficeMax to a limited liability company may occur under the corporate statute without requiring a unanimous vote of former OfficeMax stockholders – an impossible standard to achieve for a public company of this size. The Staff has consistently determined that a holding company formation that does not involve a shareholder vote or trigger appraisal rights does not need to be registered pursuant to Section 5 of the Securities Act.3 In

[2]	See Cambior Inc. (available Oct. 1, 1987 and Jan. 22, 1987); Getty Oil (Canadian Operations) Ltd. (available May 19, 1983); RMV Acquisition Inc. and Vulcan Packaging Inc. (available Nov. 2, 1988). The Staff has employed a similar analysis in connection with “vendor placements,” in which target security holders do not become entitled to any of the incidents of ownership of the bidder’s securities. In vendor placements, by accepting the bidder’s offer, target security holders agree that they will not receive the bidder’s securities, that such securities will be sold on their behalf and that the proceeds from such sales will be remitted to target security holders as consideration for acceptance of the bidder’s offer. See Singapore Telecommunications Ltd. (available May 15, 2001); Office Specialty Inc. (available Jan. 5, 2000); Airline Industry Revitalization Co. (available Sept. 9, 1999); TABCORP Holdings (available Aug. 27, 1999); Durban Roodepoort Deep Limited (available June 22, 1999); AMP Limited (available Sept. 17, 1998); Oldcastle Inc. (available July 3, 1986); Hudson Bay Mining & Smelting Co., Ltd. (available June 19, 1985).
[3]

The Staff has considered the following factors in determining that a holding company reorganization does not require registration: (a) shareholder approval of the reorganization is not required under state law; (b) shareholder approval of the reorganization is not being sought; (c) shareholders will not be entitled to dissenters’ appraisal rights as a result of the reorganization ; (d) shareholders will receive securities of the same class evidencing the same proportional interests in the holding company as those they held in the original company; (e) the business conducted will not change as a result of the reorganization; (f) the board of directors and management will remain identical; (g) the rights and interests of the holders will remain substantially the same; (h) the holding company is recently formed for the sole purpose of effecting the reorganization and, prior to consummation of the reorganization, will have no significant assets or liabilities; (i) immediately following consummation of the reorganization, the holding company will have substantially the same assets and liabilities as the original company had prior to consummation of the reorganization on a consolidated basis; (j) the common stock of the holding company will be issued solely as part of the reorganization into a holding company structure; (k) the common stock of the original company is registered under Section 12 of the Exchange Act; (1) the original company is current in its reporting requirements under Section 13 of the Exchange Act; (m) a Form 8-K is filed on the effective date of the reorganization describing the restructuring; and (n) shareholders are provided with a description of the restructuring as soon as the restructuring becomes effective. All of the above factors would be satisfied by the first merger other than (a) and (b) related to shareholder approval. See Halliburton Company (available December 11, 1996); America West Airlines, Inc. (available April 25, 1996); Toys “R” Us, Inc. (available December 1, 1995); and INDRESCO, Inc. (available October 31, 1995).

contrast, where a holding company reorganization does not involve a shareholder vote but the Staff views such reorganization, together with a third party acquisition transaction, as altering a shareholder’s investment, the Staff has found that the holding company reorganization may involve an offer or sale for purposes of Section 2(a)(3) of, and Rule 145 under, the Securities Act.4 In the case of the proposed transactions between Office Depot and OfficeMax, the issuance of Office Depot common stock – the transaction that requires an investment decision by OfficeMax stockholders – will be registered. As a result, in our view, no purpose would be served by registering the issuance of New OfficeMax shares in the first merger.

2.	We note that Starboard Value and Opportunity Master Fund Ltd. and related entities filed a preliminary proxy statement on Schedule 14A on April 22, 2013 seeking to, among other things, remove up to four current directors of Office Depot. Please revise your registration statement to briefly describe these developments.

In response to the Staff’s comment, the disclosure has been revised on page 185 of Amendment No. 1.

3.	Please file the legal opinion, tax opinions and forms of proxy card as soon as practicable to allow us sufficient time to review such items before requesting acceleration of the registration statement.

In response to the Staff’s comment, Office Depot has filed the legal opinion and forms of proxy card as exhibits with Amendment No. 1. Additionally, in response to the Staff’s comment we are filing with Amendment No. 1 the forms of the tax opinions as Exhibit 8.1 and Exhibit 8.2, and we advise the Staff that we intend to file the foregoing opinions as exhibits to a subsequent amendment to the Registration Statement prior to effectiveness of the Registration Statement.

[4]	A holding company reorganization is to be carried out pursuant to Section 251(g) of the Delaware General Corporation Law and would not trigger a shareholder vote or appraisal rights. The purpose of the reorganization is to obtain more favorable tax treatment for an acquisition transaction with a third party, and its consummation is a condition to closing the acquisition. When the reorganization is viewed together with the acquisition, the overall transaction changes the nature of the shareholders’ investment. Thus, such reorganization may involve a “sale” or “offer to sell” for the purposes of Section 2(a)(3) and Rule 145. See Securities Act Sections Compliance and Disclosure Interpretation 203.02 (Nov. 26, 2008) and Securities Act Rules Compliance and Disclosure Interpretation 203.02 (Jan. 26, 2009).

Summary, page 8

Structure and Effects of the Transactions, page 9

4.	Please include the diagrams beginning on page 59 in this section as well.

In response to the Staff’s comment, the disclosure has been revised on pages 10 and 11 of Amendment No. 1.

Risk Factors, page 35

5.	Please add a risk factor regarding the potential volatility in the trading price of the combined company’s common stock following the transactions contemplated by the Merger Agreement.

In response to the Staff’s comment, the disclosure has been revised on pages 45 and 46 of Amendment No. 1.

The Exchange Ratio is Fixed and Will not be Adjusted . . . ., page 37

6.	Please revise this risk factor, or add a separate risk factor, to discuss the volatility in the trading prices of both Office Depot’s and OfficeMax’s common stock.

In response to the Staff’s comment, the disclosure has been revised on pages 41 and 42 of Amendment No. 1.

The Merger Agreement, page 141

7.	We note your statement in the first sentence of the second paragraph of this section that “[t]he merger agreement and this summary of its terms have been included to provide you with information regarding the terms of the merger agreement and is not intended to provide any factual information about Office Depot or OfficeMax.” Please revise this statement as necessary to remove any implication that the referenced merger agreement and summary thereof does not constitute disclosure under the federal securities laws. This comment also applies to your disclosure on page 214 that “[t]hese materials are included or incorporated by reference only to provide you with information regarding the terms and conditions of the agreements, and not to provide any other factual information regarding Office Depot, OfficeMax, or their business.” Please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1 2005).

In response to the Staff’s comment, the disclosure has been revised on pages 146 and 221 of Amendment No. 1.

Where You Can Find More Information, page 213

8.	Please update this section to include the current reports on Form 8-K filed by Office Depot on January 4, 2013 and January 24, 2013 and the current reports on Form 8-K filed by OfficeMax on February 14, 2013 and February 22, 2013. Please also update this section to specifically incorporate by reference each current and periodic report filed since the filing of this registration statement. Please refer to Item 13(a)(2) of Form S-4. In addition, please specifically incorporate each current and periodic report filed between the next amendment to the registration statement and the registration statement’s effective date, or include the language set forth in Question 123.05 of our Securities Act Forms Compliance and Disclosure Interpretations.

In response to the Staff’s comment, the disclosure has been revised on pages 219 and 220 of Amendment No. 1.

9.	We note that one of the Office Depot filings incorporated by reference is “[t]he description of Office Depot common stock set forth in a registration statement filed pursuant to Section 12 of the Exchange Act and any amendment or report filed for the purpose of updating those descriptions.” Please revise the prospectus to specifically incorporate by reference the Section 12 registration statement to which you refer, and include the date on which such registration statement was filed.

In response to the Staff’s comment, the disclosure has been revised on page 220 of Amendment No. 1.

Part II – Information Not Required in the Prospectus, page II-1

Item 22. Undertakings, page II-2

10.	Please provide the undertakings required by Item 512(a) of Regulation S-K.

In response to the Staff’s comment, the undertakings provided on page II-2 of Amendment No. 1 have been revised to include the undertakings set forth in Item 512(a)(1), (a)(2), (a)(3), (a)(5)(ii) and (a)(6) of Regulation S-K.

*     *     *     *     *

The Staff’s attention to the Registration Statement is greatly appreciated. If you have any questions regarding this filing, please do not hesitate to call me at (212) 455-3442.

            Very truly yours,

            /s/ Mario A. Ponce

cc:	Elisa D. Garcia C.
Office Depot, Inc.

Matthew R. Broad

OfficeMax Incorporated

Margaret A. Brown

Skadden, Arps, Slate, Meagher & Flom LLP

Acknowledgement of Office Depot

Office Depot hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Office Depot from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Office Depot may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Office Depot, Inc.

By:	/s/ Elisa D. Garcia C.
	Name:	Elisa D. Garcia C.
	Title:	Executive Vice President, General Counsel & Corporate Secretary